ALTAI RESOURCES INC. **NEWS RELEASE**

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

Date: March 23, 2010

ALTAI REPORTS ON SEISMIC SURVEY ON ITS UTICA SHALE GAS PERMITS IN THE ST. LAWRENCE LOWLANDS, QUEBEC

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai" and the "Company") has now received the interpretation report on the Company's 2009 seismic survey on its gas permits located in the St. Lawrence Lowlands. The report on the interpretation of the data was carried out by Paul Laroche, Professional Engineer and Professional Geologist who was also in charge of the quality control during the field survey. Some of the conclusions of Mr. Laroche are mentioned below.

He estimates that 60,000 acres of the Altai land in the survey area (mostly the eastern part of Permits 2009PG537 and 2009PG538) are in the "Utica Fairway", which for the sake of consistency with Altai usage is herein referred to as Tier 1 area. He estimates the depth to Utica to be from 1,150 meters to around 1,500 meters. The thickness of Utica in Altai's Tier 1 area is estimated at 195 to 220 meters while the Lower Lorraine Black Shale unit located just above remains constant at 180 meters.

Altai's previous comment about more westerly location of the Yamaska Fault (Altai press release of March 2, 2010) is incorrect. The error was due to incomplete preliminary data particularly with respect to numbering of seismic lines. The error is Altai's alone.

A northwest trending seismic line was run west of the City of Trois Rivieres in Altai Permit 2009RS275. Data quality with respect to Ordovician bedrock was poor due to thick overburden which absorbed a good portion of the seismic signal.

The report contains sufficient information to plan a drilling program which will consist of at least two wells; one in each of Tier 1 and Tier 2 areas. Altai also intends to run resistivity surveys orientated to gas targets in gravel and sand deposits in the overburden in Permit 2009RS275 which may be suitable for gas storage reservoirs similar to those found under adjacent Lake St. Pierre in Altai permits and in Intragas permits to the west. Developing gas storage remains one of the aims of the Company.

ALTAI RESOURCES INC. IS A RESOURCE COMPANY WITH A PORTFOLIO OF OIL AND GAS (IN THE ST. LAWRENCE LOWLANDS, QUEBEC), GOLD, NICKEL AND SULPHUR PROPERTIES IN CANADA AND THE PHILIPPINES.

We Seek Safe Harbour.

For further information, please contact
Niyazi Kacira, President and **Maria Au, Secretary-Treasurer**
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: info@altairesources.com Internet: http://www.altairesources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

